SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]   Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	INSTRUMENTARIUM INTERIM REPORT FOR JANUARY-MARCH 2003

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: April 23, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Executive Officer

Date: April 23, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	1 (12)

INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY–MARCH 2003

Instrumentarium’s net sales and operating profit before non-recurring items and amortization of goodwill increased slightly. The strengthening of the euro slowed the increase in net sales.

•	Net sales EUR 247.9 million (for 2002 period: EUR 244.0 million)

•	Operating profit before non-recurring items and amortization of goodwill EUR 31.7 million (EUR 30.4 million)

•	Income before extraordinary items EUR 23.0 million (EUR 29.3 million)

•	Earnings per share EUR 0.31 (EUR 0.39)

The combination agreement between Instrumentarium and General Electric

Instrumentarium and General Electric signed a combination agreement on December 18, 2002, under which General Electric offers to purchase all shares and options in Instrumentarium. The tender offer, originally scheduled to expire on April 11, 2003, has been extended to expire on August 29, 2003, to allow for the completion of the regulatory review process, unless it is discontinued by GE as provided for in the terms and conditions of the tender offer.

In the Annual General Meeting of March 25, 2003 shareholders approved the payment of a combined regular and special dividend of EUR 4.70 per share. Consequently, as provided for in the terms and conditions of the tender offer, the amount offered by GE in the tender offer is EUR 36.00 per share in cash to reflect the payment to shareholders of the special dividend of EUR 4.00. The dividend does not affect the price offered for Instrumentarium options.

Group net sales and profit

Instrumentarium’s net sales for the first quarter of 2003 were EUR 247.9 million (EUR 244.0 million), which represents slight growth over the previous year. Growth in group net sales was slowed by the inclusion of sales for the divested optical retail and hospital furniture businesses in the figures for the previous year. Additionally, the strengthening of the euro relative to the US dollar, by more than 20% on average for the comparable reporting periods, clearly slowed growth in net sales. The Spacelabs Medical acquisition correspondingly had the effect of increasing net sales.

Net sales in the Anesthesia and Critical Care segment showed clear growth due to the Spacelabs Medical acquisition, as well as due to significant project sales during the first quarter of the year by Medko Medical. Medko Medical, which mainly delivers anesthesia and critical care equipment to hospital projects, is included in the Anesthesia and Critical Care segment since the beginning of this year. Net sales of diagnostic imaging equipment were somewhat lower than in the previous year, but net sales of infant care products showed clear growth.

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	2 (12)

Operating profit before non-recurring items and amortization of goodwill was EUR 31.7 million (EUR 30.4 million). The Anesthesia and Critical Care segment showed clear growth in operating profit. Operating profit in the Medical Equipment segment was also higher than in the previous year. The positive impact of the businesses divested in 2002 in the figures of the comparable period slowed down the growth of operating profit in the first quarter of this year. Other operating income was a net EUR 0.6 million (EUR 4.0 million).

Income before extraordinary items was EUR 23.0 million (EUR 29.3 million). Non-recurring items were a net EUR -4.8 million (EUR 3.3 million), and they comprised restructuring and integration costs related to the Spacelabs Medical acquisition. Net financial items were positive at EUR 0.5 million (EUR -0.3 million) due to positive result of foreign exchange rate hedging.

Income after extraordinary items was EUR 21.0 million (EUR 29.3 million). Extraordinary expenses, net of taxes, were EUR 2.0 million, and incurred from costs related to the combination agreement between Instrumentarium and GE. Earnings per share were EUR 0.31 (EUR 0.39).

Development by business segment

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment increased 19% and totaled EUR 200.7 million (EUR 168.1 million). The growth was due mainly to the Spacelabs Medical acquisition as well as significant project deliveries by Medko Medical during the first quarter of the year. Medko Medical accounted for over half of the growth in net sales.

By product area, highest growth in net sales was in patient monitoring, due to the Spacelabs Medical acquisition. Net sales of service also grew. Net sales of both integrated anesthesia workstations and stand-alone anesthesia machines, however, were somewhat lower than in the previous year.

By market area, growth in sales was strongest in North America. In the United States there was clear growth in sales in local currency by all sales channels: anesthesia, critical care, service and accessories. In critical care as well as service and accessory sales, the growth was due to the acquisition last year. In local currency, sales in Canada also showed clear growth compared to the previous year. In Europe as a whole, net sales increased slightly, whereas in Asia-Pacific region, net sales were lower than in the previous year. For the Anesthesia and Critical Care segment, North America accounted for 45% of sales, Europe for 33%, the Asia-Pacific region for 9% and the rest of the world for 13%.

In the beginning of this year, the entire shareholding in Spacelabs Burdick, Inc. was divested. Burdick was a subsidiary of Spacelabs Medical, specializing in cardiology diagnostic equipment and systems.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 31.0 million (EUR 24.6 million). The improvement in operating profit was primarily due to the increase in sales and relatively slower growth in indirect expenses compared to the growth in sales. Efforts to develop Deio, which offers clinical information

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	3 (12)

management solutions for operating rooms and critical care areas, negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 0.7 million (EUR 2.4 million).

Medical Equipment

Net sales in the Medical Equipment segment were EUR 47.2 million (EUR 44.8 million), an increase of 5% compared to the previous year. The increase in net sales was due to a strong increase in sales at Ohmeda Medical, offering infant care and suction and oxygen therapy products. Net sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex were lower than in the previous year.

The combined sales of Instrumentarium Imaging and Soredex were EUR 27.9 million (EUR 29.7 million), which is 6% less than in the previous year. Sales of dental imaging equipment increased but sales of surgical imaging equipment and, in particular, mammography equipment, were lower than in the previous year. The combined profitability of the diagnostic imaging units decreased overall compared to previous year. The lower profitability was due both to the lower level of sales as well as a higher share of lower margin products being sold than in the comparable period last year.

Ohmeda Medical’s net sales grew 27% to EUR 19.3 million (EUR 15.2 million). The growth in net sales was mainly due to an increase in sales of infant care products and, in particular, due to the success in sales of the Giraffe OmniBed neonatal carestation. Sales volumes of suction and oxygen therapy products also increased somewhat. Operating profit at Ohmeda Medical grew strongly as a result of the increase in sales.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 2.8 million (EUR 2.5 million).

Financing

Net financial items were positive at EUR 0.5 million (EUR -0.3 million) due to a positive result of foreign exchange rate hedging. Interest-bearing net debt totaled EUR 14.3 million (EUR 127.0 million) at the end of the reporting period. Interest-bearing net debt was reduced by 88.8 million and was covered by cash flow from operations as well as cash flow from the sales of businesses. Cash generated from operations in the January–March period was EUR 68.4 million (EUR 46.1 million). During the reporting period, working capital was reduced by 32.3 million, primarily through a reduction in accounts receivable. Equity ratio was 43% and gearing 3%. The lower equity ratio at the end of the reporting period, compared to that at the end of the previous year, was primarily due to the pending EUR 228.1 million dividend, decided by the Annual General Meeting of 2003, being allocated to other short-term liabilities.

Capital expenditure and R&D efforts

Research and development efforts were further increased in anesthesia and critical care as well as in diagnostic imaging. The increased costs in anesthesia and critical care were also due to the Spacelabs Medical acquisition. The Group’s R&D expenses were EUR 20.5 million (EUR 17.6 million).

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	4 (12)

They amounted to 8% of net sales for anesthesia and critical care, 11% for diagnostic imaging and 5% for infant care and suction and oxygen therapy.

The Group’s capital expenditure for the period was EUR 4.6 million (EUR 6.1 million). EUR 3.5 million (EUR 3.8 million) was invested in machinery and equipment, EUR 0.9 million (EUR 1.5 million) in buildings and land and EUR 0.2 million (EUR 0.8 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 9.9 million (EUR 9.9 million).

Own shares

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Authorizations from the Annual General Meeting

The Board of Directors of Instrumentarium Corporation does not have authorizations to decide on the purchase, or transfer, of the Company’s own shares or authorization to increase share capital.

Prospects to the year-end

General Electric’s tender offer for all the shares of Instrumentarium commenced on January 14, 2003. The tender offer, originally scheduled to expire on April 11, 2003, has been extended to expire on August 29, 2003, unless it is discontinued by GE as provided for in the terms and conditions of the tender offer. Conditions to closing the transaction include 80% of the shares being tendered and other customary conditions. On closing of the transaction, the activities of both Instrumentarium and General Electric are to be combined under a detailed integration plan jointly developed by the management of both companies. Until the transaction closes, which is expected during the second or third quarter of 2003, both companies continue to operate independently and separately from one another.

The finalizing, last year, of the structural change of Instrumentarium into a Group focussing purely on healthcare technology, as well as the strong market positions of its business units, created good pre-requisites for the year 2003. The weakened level of the US dollar relative to the euro will, however, result in a slowing of the sales growth in euros. The potential impact of the tender offer process, in accordance with the combination agreement between Instrumentarium and GE, is difficult to estimate. Overall, however, the situation for Instrumentarium is stable.

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	5 (12)

INCOME STATEMENT	1-3/	1-3/	Change	1-12/
EUR million	2003	2002	%	2002

Net Sales	247.9	244.0	+2	1,126.7
Cost of goods sold	-122.6	-112.8	+9	-541.9
Gross Profit	125.3	131.2	-5	584.8

Selling and marketing expenses	-50.2	-62.8	-20	-257.0
Research and development expenses	-20.5	-17.6	+16	-83.4
General and administrative expenses	-23.6	-24.4	-4	-106.6
Other operating income and expenses, net	0.6	4.0	-84	9.3
Operating profit before non-recurring items and amortization of goodwill	31.7	30.4	+4	147.1

Non-recurring operating income and expenses, net	-4.8	3.3		-3.3
Amortization of goodwill	-4.4	-4.2	+5	-17.4
Operating profit	22.5	29.6	-24	126.5

Financing income and expenses, net	0.5	-0.3	-256%	1.7
Income before extraordinary items	23.0	29.3	-22	128.1

Extraordinary income and expenses, net	-2.0			69.2
Income after extraordinary items	21.0	29.3	-28	197.3

Income taxes *	-8.5	-10.3	-18	-41.7
Minority interest	0.3	0.0		0.1
Net income	12.7	18.9	-33	155.8

*	Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	6 (12)

DEVELOPMENT BY BUSINESS	1-3/	1-3/	**	Change	1-12/	**
SEGMENT	2003	2002		%	2002
EUR million
Net sales Anesthesia and Critical Care	200.7	168.1		+19	811.9
Medical Equipment	47.2	44.8		+5	203.9
Other *	0.0	31.1		-100	110.8

	247.9	244.0		+2	1,126.7

Operating profit Anesthesia and Critical Care	31.0	24.6		+26	132.8
Medical Equipment	2.8	2.5		+12	12.8
Other *	-2.1	3.4			1.6

	31.7	30.4		+4	147.1

Non-recurring items	-4.8	3.3			-3.3
Amortization of goodwill	-4.4	-4.2		+5	-17.4
Operating profit	22.5	29.6		-24	126.5

*	Group administration and divested operations

**	Certain prior year balances have been reclassified to conform to the current year presentation

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	7 (12)

BALANCE SHEET	March 31,	March 31,	Change	Dec. 31,
EUR million	2003	2002	%	2002

ASSETS NON-CURRENT ASSETS Intangible assets Intangible rights	17.6	4.5	+291	15.5
Goodwill	252.5	251.5	+0	278.7
Other capitalized expenditures	3.9	5.8	-33	4.5
	274.0	261.8	+5	298.8

Tangible assets Land and water areas	5.3	5.2	+1	5.1
Buildings	54.9	58.2	-6	56.4
Machinery and equipment	35.4	42.1	-16	42.3
Advance payments and assets under construction	3.8	3.5	+9	2.8
	99.5	109.0	-9	106.7

Investments Shares and holdings in associated companies	0.1	0.2	-59	0.2
Other shares and holdings	15.9	15.0	+6	16.0
Receivables from associated companies	0.1	0.1	+104	0.1
Loans receivable	17.9	19.1	-6	17.9
Treasury shares	4.1	4.1	0	4.1
	38.1	38.4	-1	38.2

CURRENT ASSETS Inventories	183.0	180.2	+2	186.7

Deferred tax asset	64.8	14.9	+334	41.0

Receivables Accounts receivable	256.8	257.3	-0	312.8
Loans receivable	1.0	1.1	-14	1.2
Other receivables	11.6	13.4	-13	23.5
Prepaid expenses and accrued income	28.1	19.0	+48	41.9
	297.4	290.8	+2	379.4

Cash and cash equivalents	58.9	90.5	-35	56.3

TOTAL ASSETS	1,015.7	985.7	+3	1,107.1

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	8 (12)

BALANCE SHEET	March 31,	March 31,	Change	Dec. 31,
EUR million	2003	2002	%	2002

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY Share capital	97.1	96.3	+1	97.1
Share premium account	65.5	59.9	+9	65.5
Reserve for treasury shares	4.1	4.1	0	4.1
Other reserves	3.7	4.9	-25	3.6
Retained earnings	251.1	329.3	-24	325.5
Net income for the period	12.7	18.9	-33	155.8
Total shareholders’ equity	434.2	513.4	-15	651.5

Minority interest	1.3	0.2	+429	1.6

LIABILITIES Provisions	6.6			9.7

Deferred tax liabilities	31.8	23.2	+37	14.0

Long-term liabilities Loans from financial institutions	30.9	123.8	-75	31.0
Other long-term liabilities	7.4	6.9	+6	9.4
	38.3	130.8	-71	40.3

Short-term liabilities Loans from financial institutions	40.8	92.8	-56	126.9
Advance payments	4.2	3.4	+25	8.3
Accounts payable	49.0	47.7	+3	60.0
Other short-term liabilities	249.9	49.9	+401	18.2
Accrued liabilities	159.6	124.4	+28	176.7
	503.5	318.0	+58	390.0

Total liabilities	573.6	472.0	+22	444.4

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,015.7	985.7	+3	1,107.1

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	9 (12)

CASH FLOW STATEMENT	1-3/	1-3/	Change	1-12/
EUR million	2003	2002	%	2002

Cash flow from operating activities Net income	12.7	18.9	-33	155.8
Adjustments to net income	31.6	16.4	+93	18.7
Change in working capital	32.3	19.7	+64	-6.2
Net cash provided by (used in) operating activities before interests and taxes	76.6	55.0	+39	168.3

Interests paid	-1.3	-2.1	-40	-7.6
Taxes paid	-7.0	-6.8	+3	-26.3
Net cash provided by (used in) operating activities	68.4	46.1	+48	134.3

Cash flow from investing activities
Acquired companies and business operations	0.0			-128.1
Investments in other non-current assets	-4.6	-6.1	-24	-49.2
Proceeds from disposition of companies and business operations	20.8	16.7	+25	137.7
Proceeds from sale of other non-current assets	0.1	1.5	-93	5.7
Increase (-), decrease (+) in short-term investments				0.2
Increase (-), decrease (+) in other long-term investments		0.0	-100%	1.1
Professional fees related to combination agreement	-5.9			-2.8
Net cash provided by (used in) investing activities	10.5	12.0	-13	-35.5

Cash flow after investing activities	78.8	58.1	+36	98.8

Cash flow from financing activities Dividends paid				-28.9
Proceeds from issuance of common shares				6.4
Increase (+), decrease (-) in short-term debt	-75.8	14.7	-616%	53.1
Increase (+), decrease (-) in long-term debt		-6.2	-100%	-95.5
Net cash provided by (used in) financing activities	-75.8	8.5	-996%	-64.9

Net increase (+), decrease (-) in cash and cash equivalents	3.0	66.5	-95	33.9

Cash and cash equivalents at beginning of period	56.3	23.8	+137	23.8
Effect of exchange rate changes on cash	-0.5	0.2	-412%	-1.4
Cash and cash equivalents at end of period	58.9	90.5	-35	56.3

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	10 (12)

PER SHARE DATA	March 31,	March 31,	Change	Dec. 31,
EUR	2003	2002	%	2002

Earnings per share	0.31	0.39	-21	1.80
Diluted earnings per share	0.29	0.39	-26	1.74
Shareholders’ equity per share	8.90	10.62	-16	13.48
Adjusted average number of shares (in thousands) Excluding diluting effect of stock options	48,271	47,946	+1	47,980
Including diluting effect of stock options	50,078	49,051	+2	49,744
Adjusted number of shares at the end of period (in thousands)	48,315	47,946	+1	48,039

NET SALES BY MARKET AREA	1-3/	1-3/	Change	1-12/
EUR million	2003	2002	%	2002

European Union	71.2	94.9	-25	382.5
of which Finland	1.6	23.9	-93	82.1
Rest of Europe	9.1	10.2	-11	37.8
North America	116.4	102.3	+14	532.2
Asia-Pacific	21.3	26.2	-19	123.4
Rest of the world	29.9	10.4	+188	50.7

Total	247.9	244.0	+2	1,126.7

AVERAGE NUMBER OF EMPLOYEES	1-3/	1-3/	Change	1-12/
	2003	2002	%	2002

In Finland	1,301	2,036	-36	1,886
Outside Finland	3,817	3,310	+15	3,764

Total	5,118	5,346	-4	5,650

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	11 (12)

COMMITMENTS AND CONTINGENCIES	March 31,	March 31,	Change	Dec. 31,
EUR million	2003	2002	%	2002

On behalf of Instrumentarium	45.4	23.0	+98	46.2
Pension commitments	0.2	0.2	+8	0.3

Total	45.6	23.1	+97	46.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair	Nominal	Fair	Nominal	Fair	Nominal
	value	value	value	value	value	value
	March 31,	March 31,	March 31,	March 31,	Dec. 31,	Dec. 31,
EUR million	2003	2003	2002	2002	2002	2002

Foreign exchange derivatives Forwards	3.2	549.4	-0.5	177.5	11.5	361.6
Options Purchased	0.0	10.1	0.1	35.8	0.1	40.4
Written	0.0	9.6	-0.1	24.5	0.0	39.2
Interest rate derivatives Futures and forwards			-0.1	50.0
Options Purchased			0.0	1.1

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this release are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include whether the conditions to the GE transaction are fulfilled so as to permit consummation of the transaction and among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly

STOCK EXCHANGE RELEASE 09/03

April 23, 2003 at 9.00 a.m	12 (12)
new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2001 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila. Group Treasurer. tel. +358 10 394 3422